August 24, 2006

Via U.S. Mail and Facsimile

John O. Ottestad
Executive Vice President and Chief Executive Officer
Norsk Hydro ASA
Drammensveien 264, Vaekero
N-0240 Oslo, Norway

	Re:	Norsk Hydro ASA
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed March 24, 2006
		Response Letter Dated July 27, 2006
		File No. 1-09159

Dear Mr. Ottestad:

      We have reviewed your response letter dated July 27, 2006 and have the following comment. Please understand that we may have additional comments after we review your response to our comment.

General
1. Please refer to comment 2 in our letter dated June 30, 2006. You state in your response that you do not believe that your participation in the contract involving Cuba Petroleo has had any impact on your reputation or share value. Please outline for us the factors that led you to this conclusion. In light of the investor sentiment evidenced by actions including, but not limited to, those outlined in the second paragraph of comment 2 in our June 30 letter, please address the possibility that your reputation and share value may be negatively impacted in the future by your proposed operations offshore Cuba, a country identified as a terrorist-sponsoring state.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-
3333 if you have any questions about the comments or our review.
You
may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance

	Peter J. Young
	Shearman & Sterling LLP
      Fax:  44-207-655-5362

John O. Ottestad
Norsk Hydro ASA
August 24, 2006
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